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FARIA LIMA FINANCIAL CENTER
AVENIDA BRIGADEIRO FARIA LIMA, 3400
04538-132 SÃO PAULO—SP
BRAZIL
+55 11 3702-2200

WRITER’S DIRECT NUMBER:
(212) 848-4304

WRITER’S EMAIL ADDRESS:
sfrautschi@shearman.com

August 18, 2006

BY EDGAR AND FACSIMILE

Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: (202) 772-9208

Banco Itaú Holding Financeira S.A.,
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 8, 2006
File No. 001-15276

Dear Mr. Walker:

Banco Itaú Holding Financeira S.A., (the “Company”) has received the Staff’s comment letter dated August 4, 2006 concerning the above-referenced filing on Form 20-F. On behalf of the Company, we advise you as follows regarding your comments as noted below:

SEC Comment No. 1.

Form 20-F, filed June 8, 2006
Allowance for Loan and Lease Losses, page 62

1.	We note your disclosure that you classify your portfolio into two main categories, one of which is “credits individually reviewed” and is comprised of large corporate non-homogeneous loans. However, on page 63 you state that you classify these loans on different rating categories and use internally developed models as the main reference for estimating the probable losses for each rating category. Since it does not appear that these loans are individually reviewed for impairment, please tell us how your methodology is in compliance with SFAS 114 for your “credits individually reviewed.”

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

Response to Comment No. 1

As indicated in the Form 20-F, the Company classifies its portfolio in two main categories: “credits individually reviewed” and “credits reviewed on a portfolio basis.” Credits individually reviewed are non-homogeneous loans which are not approved by mass processes and, for this reason, the credit decision-making evaluation and the follow-up and review of the status of the credit are performed on an individual basis by designated officers and different credit committees, depending on the characteristics of the client and on the amount of the credit exposure. The loans included in this category are commercial loans made to corporations by our upper middle and corporate areas, with annual revenues greater than R$ 50 million, and that represent significant individual credit exposures. The second category “credits reviewed on a portfolio basis” includes homogeneous loans, comprising other commercial and consumer loans.

The following table describes the methodology used by the Company to determine the allowance for loan losses for each of the above-mentioned categories:

Category	Sub-category		Description of the methodology used to determine the allowance for loan losses
CREDITS	•	IMPAIRED (Allowance determined following SFAS 114)	To determine the amount of allowance corresponding to the credits individually reviewed, which are considered impaired and that constitutes the specific loss component of the allowance for loan and lease losses, we use methodologies that consider both the quality of the client and the nature of the transaction, including its collateral to estimate expected cash flows of repayment from these loans.
INDIVIDUALLY
REVIEWED	•	NOT IMPAIRED (Allowance determined following SFAS 5)	For credits individually reviewed and not considered to be impaired, we classify loans in different rating categories. Attribution to a category is based on several qualitative and quantitative factors applied through internally developed models. We estimate probable losses for each rating category considering market-wide experience, since we only have a limited history of corporate loan loss experience to serve as a statistical pool to estimate probable losses.

CREDITS REVIEWED ON A PORTFOLIO BASIS	•	HOMOGENEOUS LOANS (Allowance determined following SFAS 5)	To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate homogeneous loans into differentiated portfolios based on the underlying characteristics of each group. The allowance for loan losses is determined for each group through a process that considers historical delinquency and credit loss experience over the most recent five years, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine estimated probable losses for each group, which corresponds to our allowance for loan losses at each reporting date.

As a result of your comment, the Company expects to clarify in its future filings the description of its methodology of the estimation of the allowance for loan losses, as shown below. The text below is marked with respect to the text presented in our Form 20-F for the year ended December 31, 2005, on pages 62 and 63.

        Our allowance for loan and lease losses is intended to cover probable credit losses in our current portfolio. Our entire allowance is available to cover credit losses inherent to our entire portfolio.

        In order to review our loans and lease portfolio, to identify risk and to assess the collection ability of the portfolio, we classify our portfolio in two main categories, despite considering specific characteristics of their components, for each of which we use a specific methodology to estimate the inherent losses. In the first category, “credits individually reviewed”, we include large corporate non-homogeneous loans representing significant individual credit exposures that we determine we need to review for impairment. In the second category, “credits reviewed on a portfolio basis”, we include ~~corporate loans not included in the credits individually reviewed category and~~ our homogeneous credit portfolios, which are comprised of commercial and consumer loans.

        To determine the amount of allowance corresponding to the credits individually reviewed, which are considered impaired and that constitutes our specific loss component of the allowance for loan and lease losses, we use methodologies that consider both the quality of the client and the nature of the transaction, including its collateral to estimate expected cash flows of repayment from these loans.

For credits individually reviewed and not considered to be impaired, we classify loans on different rating categories. Attribution to a category is based on several qualitative and quantitative factors applied through internally developed models. We estimate probable losses for each rating category considering market-wide experience, since we only have a limited history of corporate loan loss experience to serve as a statistical pool to estimate probable losses.

        To determine the amount of the allowance corresponding to credits reviewed on a portfolio basis, we segregate loans that correspond to homogeneous loans into differentiated portfolios based on the underlying characteristics of each group. The allowance for loan losses is determined for each group through a process that considers historical delinquency and credit loss experience over the most recent five years, captured by transition matrices and applied to the current group of the portfolio. As a result of this analysis, we determine estimated probable losses for each group, which corresponds to our allowance for loan losses at each reporting date.

         ~~For non-homogeneous loans, we classify loans on different rating categories. Attribution of a category is made based on several qualitative and quantitative factors though internally developed models. We estimated probable losses for each rating category considering market experience, since we only have a reduced history of corporate loan loss experience to serve as a statistical pool to estimate probable losses~~. Although our models are continuously revised, the high volatility of the Brazilian economy and the relatively short credit history under the new economic environment result in a degree of uncertainty in the results. Therefore the results of the models are taken as the main reference. In determining the amount of the allowance for loan losses, we consider judgmental factors that reflect the impacts of current macro economy on credit and political conditions and performance trends of the cycle, affecting each of the group identified as well as our total portfolio. This approach may lead to fluctuations in the relationship between our allowance and the portfolio, especially for credits reviewed on a portfolio basis.

        Based on information available regarding our debtors, we believe that our aggregate allowance is sufficient to cover probable loan and lease losses.

SEC Comment No. 2.

Notes to Consolidated Financial Statements
Note 8 – Loans and Leases, page F-27

2.	We note your disclosure that you do not recognize interest income during the period the loans are considered non-performing and also that the impact on interest income as a result of non-performing loans was not material to any of the years presented. Please tell us, revise your future filings, and provide us with your proposed disclosure that:

•	discloses the interest income foregone on your non-performing loans for each period presented; and
•	complies with the disclosure requirements of paragraph 6(i) SFAS 118.

Response to Comment No. 2.

The Company proposes disclosure for Note 8 – Loans and Leases to be included in its future filings as follows:

At December 31, 2006 and 2005 our recorded investment in impaired loans was R$ XXXX and R$ 1,845 and our non-accrual loans and leases amounted to R$ XXXX and R$ 1,981, respectively.

The average recorded investment in impaired loans for 2006, 2005 and 2004 was approximately R$ XXXX, R$ XXXX and R$ XXXX, respectively. At December 31, 2006 and 2005, the recorded investment in impaired loans requiring an allowance for loan losses based on individual analysis per SFAS 114 guidelines was R$ XXX and R$ 247, and the related allowance for loan and lease losses was R$ XX and R$ 81, respectively. For 2006, 2005 and 2004, interest income recognized on impaired loans totaled R$ XX, R$ XX and R$ XX, respectively.

We do not recognize interest income during the period the loans are considered non-accrual. The interest income foregone on our non-accrual loans for 2006, 2005 and 2004 was R$ XX, R$ 205 and R$ 317, respectively.

The missing figures above for the years ended December 31, 2005 and 2004 are not currently available. However, the Company expects to disclose these figures in its future filings.

*******

In accordance with the requests at the end of your letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at (011-55-11) 3702-2227 or Mr. Henri Penchas of the Company at (011-55-11) 5019-1678.

Very truly yours, /s/ Sky Frautschi

cc:	John Spitz - Staff Accountant - Securities and Exchange Commission
Roberto Egydio Setubal - Banco Itaú Holding Financeira S.A.
Tereza Cristina Grossi Togni - Financial Expert - Banco Itaú Holding Financeira S.A.
Ricardo Baldin - PricewaterhouseCoopers Auditores Independentes
Diego Fresco - PricewaterhouseCoopers Auditores Independentes
Andrew Jánszky - Shearman & Sterling LLP

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